82-4856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

03037339

03 NOV 13 AM 7:21

November 5, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on November 5, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Karen Nestoruk
Secretary

/kn
enclosure

11/17

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

November 5, 2003
12g3-2(b) Exemption #82-1856
Form 20-F File No. 0-29588
Trading Symbol: AFR

African Metals Announces a $300,000 Private Placement

VANCOUVER, BC – Willis W. Osborne, President of African Metals Corporation, (TSX Venture Exchange AFR) is pleased to announce a $300,000 private placement at $0.30 a unit for one million units. Each unit consists of one share and one half of a share purchase warrant. With each full warrant, the holder can purchase one share for $0.40 over a period of one year. Shares issued in conjunction with this private placement will have a 4 month hold period, which is subject to approval by the regulatory authorities.

The money from the private placement will be used to fund work programs on the recently acquired Kenieba Nord and Kenieba Sud diamond concessions in Mali, West Africa and to finance corporate matters and investor relations.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

Willis W. Osborne
President & Director